Exhibit 99.1

SuperX Launches New All-in-One Multi-Model Server Series, Redefining Enterprise AI Productivity

The All-In-One MMS will come pre-configured with OpenAI’s newly released, high-performance large language models (LLMs), GPT-OSS-120B and GPT-OSS-20B.

SINGAPORE, Aug 7, 2025 — Super X AI Technology Limited (NASDAQ: SUPX) (“the Company” or “SuperX”) today announced the official launch of its latest All-in-One Multi-Model Servers (“MMS”). As the first enterprise-grade AI infrastructure to support the dynamic collaboration of multiple models by SuperX, this MMS is centered on being out-of-the-box ready, multi-model fused, and deeply integrated into application scenarios. It provides enterprises with a secure and efficient full-stack AI solutions, with customized specifications for enterprises of various scales, marking a new era where large model applications evolve towards the collaboration of multi-model intelligent agents. This is an integrated solution offered to large enterprise AI clients, following the debut of SuperX’s XN9160-B200 AI Server on July 30, 2025, expanding SuperX’s portfolio of enterprise AI infrastructure products.

To help enterprise clients secure a decisive competitive edge in the new wave of generative AI, this All-In-One Multi-Model Server comes pre-configured with high-performance large language models (LLMs), including the newly released top-tier open-source models GPT-OSS-120B and GPT-OSS-20B from OpenAI. Benchmark results show that GPT-OSS-120B achieves—and in some key tests like Massive Multitask Language Understanding (MMLU) and American Invitational Mathematics Examination (AIME) even surpasses—the performance of several leading closed-source models according to OpenAI’s press release on Aug 5, 2025. That means SuperX’s customers will be able to gain world-class AI inference and knowledge-processing capabilities at superior cost efficiency.

For SuperX’s clients, this isn’t just a technological lead—it’s an efficiency revolution. There will be no need to spend months on complex model integration, hardware adaptation, and performance tuning. SuperX provides an out-of-the-box-ready, secure, reliable, fully optimized enterprise-grade generative AI platform that lets customers deploy advanced generative AI applications and agents immediately and respond swiftly to market changes. This “turnkey” solution is SuperX’s core differentiator, transforming the appliance from a mere hardware device into a complete enterprise-grade generative AI solution that powers business innovation and drives intelligent decision-making. Visit the SuperX website to try the latest AI models now: https://cloud.superx.sg/chat

Figure 1. SuperX All-In-One Multi-Model Server (MMS) Series, Pre-Configurable with Multiple Latest AI Models

Breaking Technical Boundaries: Multi-Model Fusion Architecture Enabling Industry Innovation

The All-in-One MMS supports the pre-configuration, invocation, acceleration, management, and iteration of a diverse range of models—including inference models, general-purpose models, multi-model models, speech synthesis/recognition models, embedding models, reranking models, and text-to-image models. This achieves a deep fusion with end application scenarios, with functional breakthroughs in four key aspects:

●	Cognitive Leap: The collaboration of multiple intelligent agents, built from various models, supports more complex business application scenarios. For example, it can directly locate video clips from a text description, accurately identifying people, actions, and more.

●	Knowledge Empowerment: A built-in portal assistant and knowledge base system supports over 60 pre-configured scenario-based agents (e.g., official document drafting, legal consultation, policy comparison), creating a “what you think is what you get” closed-loop business process.

●	Cloud-Coordinated Model Caching: Through the linkage of local and cloud-based model repositories, users can experience the power of the world’s latest models instantly, without waiting.

●	All-in-One Integration: The All-in-One MMS provides a platform that unifies the entire stack from the chip to the model service, handling the integration and optimization of complex technical architectures so users do not need to focus on the technology stack beneath the model.

Enterprise-Ready: A Turnkey Solution to Enterprise AI Deployment Challenges

Designed for real-world enterprise needs, the MMS addresses key obstacles in AI adoption—data privacy, deployment complexity, and operational scalability:

●	AI Data Security (for AI Servers): Built on the NVIDIA Confidential Computing technology in the NVIDIA Blackwell platform, the MMS features a Trusted Execution Environment (TEE). In addition to protecting AI intellectual property (IP) and enabling secure, confidential AI training, inference, and federated learning, enterprises can also protect their largest models while ensuring performance.

●	Cost-Efficient Deployment: With full-stack hardware-software integration, the server can be deployed in minutes without requiring additional infrastructure or IT resources. It is optimized for small and medium-sized enterprises, while also scalable for large enterprises through clustering, offering a high-performance alternative to traditional MaaS API services.

●	Workflow Efficiency: The MMS comes with pre-configured templates and operational guides, allowing business users to rapidly build intelligent agents via no-code or low-code interfaces for a wide range of enterprise application scenarios.

Future Outlook of AI

“A single model cannot solve the problems of a complex world. Multi-model collaboration is a vital step in the evolution of AI towards Artificial General Intelligence (AGI) to serve people,” emphasized Kenny Sng, CTO of SuperX. ” with this All-in-One MMS, we’re building a collaborative ecosystem with enterprise partners and AI agent developers to push the boundaries of what AI can achieve. “

All-in-One MMS Now Available for Order

AI Server Series:

●	Cluster Edition (starting from USD 4,000,000), customized for all application scenarios

●	B200 Standard Edition (USD 500,000), suitable for medium enterprises

AI Workstation Series:

●	AI Workstation Ultra (USD 250,000), suitable for enterprise-level professionals and business functions

AI Workstation Standard (USD 50,000), suitable for enterprise-level individual use

Request a Visit: https://forms.office.com/r/pJsaKnDtPp

Business Inquiries: sales@superx.sg

About Super X AI Technology Limited (NASDAQ: SUPX)

Super X AI Technology Limited is an AI infrastructure solutions provider, and through its wholly-owned subsidiaries in Singapore, SuperX Industries Pte. Ltd. and SuperX AI Pte. Ltd., offers a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, High-Voltage Direct Current (HVDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Contact Information

Product Inquiries: sales@superx.sg

Investor Relation: ir@superx.sg

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Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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